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                              June 2, 2021

       Richard Massey
       Chief Executive Officer
       Alight, Inc.
       1701 Village Center Circle
       Las Vegas, NV 89134

                                                        Re: Alight, Inc.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form S-4
                                                            Filed May 27, 2021
                                                            File No. 333-254801

       Dear Mr. Massey:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4, filed May 27,
2021

       Exhibit 5.1

   1. Please delete the inappropriate limitation contained in the penultimate paragraph.
                                                        Limitations on reliance
are not permitted, and purchasers of securities in the offering are entitled to rely on the
opinion. Refer to Section II.3.d of Staff Legal Bulletin No. 19.
 Richard Massey
FirstName
Alight, Inc.LastNameRichard Massey
Comapany
June 2, 2021NameAlight, Inc.
June 2,
Page 2 2021 Page 2
FirstName LastName
      Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Sachin Kohli